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                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No X
                                    ---     ---

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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          Announcement for the Convention of 2003 Regular Shareholders'
         Meeting of Taiwan Semiconductor Manufacturing Company Limited

                                                            Date: March 19, 2003

Subject: Convening 2003 regular Shareholders' Meeting of Taiwan Semiconductor Manufacturing Company Limited (the "Meeting") in accordance with
          Article 170 of the Company Law and the resolution of the meeting of the Board of Directors of March 4, 2003.

Announcements:
 1. Time for the Meeting:
    9:30 a. m., June 3, 2003
 2. Place for the Meeting:
    Auditorium in the Activity Center of Hsin-Chu Science-Based Industrial Park (No. 2, Shing-An Road, Science-Based Industrial Park, Hsin-Chu, Taiwan)
 3. Agenda for the Meeting:
    1). To report the business of 2002
    2). Supervisors' review report
    3). To report the status of acquisition or disposal of assets with related parties for 2002
    4). To report the status of guarantee provided by TSMC as of the end of 2002
    5). To report the redemption and cancellation of 1,300,000,000 Preferred A shares and reduction of TSMC's paid-in capital
    6). To report the revisions to the 2002 Employee Stock Options Plan
    7). To accept 2002 Business Report and Financial Statements
    8). To approve the proposal for distribution of 2002 profits
    9). To approve the capitalization of 2002 dividends and employee profit sharing
   10). To approve the revisions to the Articles of Incorporation
   11). To approve the revisions to the Procedures for Acquisition or Disposal of Assets
   12). To approve the revisions to the Policies and Procedures for Financial Derivative Transactions
   13). To approve the revisions to the Procedures for Lending Funds to Other Parties
   14). To approve the revisions to the Procedures for Endorsement and Guarantee
   15). To elect nine Directors and three Supervisors
   16). To release the Directors elected from non-competition restrictions

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   4. The proposal for distribution of 2002 profits adopted at the meeting of the Board of Directors was as follows:
      1). Cash dividends to Preferred A shares: After being approved at the Meeting, cash dividends of NT$455,000,000 will be distributed on a record date to be determined by the Board of Directors.
      2). Stock dividends to common shares: Totaling NT$14,898,309,400. Each common share holder will be entitled to receive a stock dividend of 80 common shares for each 1,000 common shares held by such shareholder.
      3). Employee profit sharing: Totaling NT$1,539,012,990.

      After being approved at the Meeting and by the competent authority, stock dividends to common share holders and employee profit sharing will be distributed on a record date to be determined by the Board of Directors.

   5. As provided in Article 165 of the Company Law, the shareholders' register shall be closed for registration of transfer from April 5 to June 3, 2003. Any person acquiring TSMC's shares but has not been registered as a holder of such shares shall apply for registration with the Agency Department of China Trust Commercial Bank (5th Floor, No. 83, Sec. 1, Chungking S. Rd., Taipei, ROC) by 5:00 p. m., April 4, 2003, in person or by mail.

   6. In addition to this announcement, a meeting notice and a proxy will be mailed to each shareholder 30 days prior to the date of the Meeting. Any shareholder who do not receive the meeting notice and proxy may contact the Agency Department of China Trust Commercial Bank directly (TEL No.:
      (02) 2361-3033).

   7. For further information, please refer to TSMC's website after May 5, 2003 at the following addresses:
      Chinese version: http://www.tsmc.com/chinese/tsmcinfo/c0205.htm
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      English version: http://www.tsmc.com/english/tsmcinfo/c0205.htm
                       ----------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 19, 2003         By /s/  Harvey Chang
                                --------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer